UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [ ] Form 10-K and Form 10-KSB[ ] Form 20-F [ ] Form 11-K
        [X] Form 10-Q and Form 10-QSB[ ] Form N-SAR

For Period Ended: December 31, 2001
        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _____

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has
verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the item(s) to which the notification relates:_____

PART 1
REGISTRANT INFORMATION

Full Name of Registrant: Modern MFG Services, Inc.

Former Name if Applicable: MPEG SUPER SITE INC

Address of Principal Executive Office (Street and Number):

4462 Russell Road, Suite 102

City, State and Zip Code: Mukilteo, Washington 98275

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense
and the registrant seeks relief pursuant to Rule 12b-25(b), the following should
be completed. (Check box if appropriate)

[x]   (a)   The reasons described in reasonable detail in Part III of
               this form could not be eliminated without unreasonable effort
               or expense;

[x]   (b)   The subject annual report, semi-annual report, transition
               report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
               thereof, will be filed on or before the fifteenth calendar day
               following the prescribed due date; or the subject quarterly
               report or transition report on Form 10-Q, or portion thereof
               will be filed on or before the fifth calendar day following
               the prescribed due date; and

[ ]   (c)   The accountant's statement or other exhibit required by
               Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB,
11-K, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion
thereof could not be filed within the prescribed period. (Attach Extra
Sheets if Needed)

> The registrant received its financial statements from the auditing
> accountant on the due date of 02-14-02; they could not be incorporated
> and submitted electronically within the prescribed period. Therefore
> the required filing cannot be completed on a timely basis.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this
     notification

          Terry Burke   425   315-1772
           (Name)   (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months (or for such shorter period that the
     registrant was required to file such reports) been filed? If answer is no,
     identify report(s). [X] Yes [   ] No

(3) Is it anticipated that any significant change in results of operations from
     the corresponding period for the last fiscal year will be reflected by the
     earnings statements to be included in the subject report or portion
     thereof?   [ ] Yes   [X] No

     If so, attach an explanation of the anticipated change, both narratively
     and quantitatively, and, if appropriate, state the reasons why a reasonable
     estimate of the results cannot be made.

                         Modern MFG Services, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned
hereunto duly authorized.

Date: February 14, 2002   By: /s/ Terry Burke
       -----------------   --------------------------
                                        Terry Burke, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Reulation S-T (Section 232.13(b) of this chapter).